UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR
For Period Ended: December 31, 2014
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ____________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

The Bancorp, Inc.

Full Name of Registrant

not applicable

Former Name if Applicable

409 Silverside Roade

Address of Principal Executive Office (Street and Number)

Wilmington, DE 19809

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Bancorp, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2014 (the “2014 10-K”) within the prescribed time period due to the circumstances described below.

At September 30, 2014, the Company discontinued its commercial lending operations, which was one of its principal lines of business.  The discontinuance required the Company to restate its financial statements for discontinued operations for all prior periods included in the financial statements to be presented in the 2014 10-K.  In connection with the discontinuance, on December 30, 2014 the Company sold loans, significant in both number and aggregate outstanding balances, to a variable interest entity.  The Company needs additional time to complete its assessment of the effects of the foregoing.

In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Company will file its 2014 10-K no later than the fifteenth calendar day following the prescribed due date.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Paul Frenkiel	302	385-5122
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Bancorp, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 16, 2015	By /s/ Paul Frenkiel
Paul Frenkiel
Chief Financial Officer and Secretary